 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2021
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is the following:

Exhibit 1: Registrant's press release entitled: “RedHill Biopharma Announces Presentation of Positive Oral Opaganib Phase 2 Data in COVID-19”

Exhibit 99.1 (solely with respect to the first two paragraphs) to this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441),on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776) on March 25, 2021 (File No. 333-254692) and on May 3, 2021 (File No. 333-255710), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278), on July 24, 2019 (File No. 333-232777) and on March 30, 2021 (File No. 333-254848).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 21, 2021	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer